SECU| 16000023 N

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

SEC Mail Processing Section JAN 19 2016 Washington DC 404

SEC FILE NUMBER
8-69459

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IDX Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 Madison Avenue, 2nd FL
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rahul Sharma (917) 819-0701
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

5 Vaughn Drive (Address) Princeton (City) NJ (State) 08540 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

IDX Markets, LLC
(a wholly owned subsidiary of IDX II, LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Rahul Sharma, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to IDX Markets, LLC at December 31, 2015, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

President
Title
1/15/2016

Subscribed and sworn to before me 1/15/2016

____

CURLEA[illegible] [illegible]RADLEY
Notary Public - State of New York
NO. 01BR5[illegible]060
Qualified in Bronx County
My Commission Expires Sep 16, 2017

IDX Markets, LLC
(a wholly owned subsidiary of IDX II, LLC)

Index
December 31, 2015

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of IDX Markets LLC

We have audited the accompanying statement of financial condition of IDX Markets LLC (the "Company"), as of December 31, 2015. This financial statement is the responsibility of IDX Markets LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of IDX Markets LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

January 15, 2016

WithumSmith+Brown, PC 5 Vaughn Drive, Princeton, New Jersey 08540-6313 T (609) 520 1188 F (609) 520 9882 withum.com

IDX Markets, LLC
(a wholly owned subsidiary of IDX II, LLC)

Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	400,664
Prepaid expenses and other assets		1,889
Total assets	$	402,553
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	22,000
Note payable to Parent		38,921
Total liabilities		60,921
Member's equity		341,632
Total liabilities and member's equity	$	402,553

The accompanying notes are an integral part of the Statement of Financial Condition

1. Nature of operations

IDX Markets, LLC (the "Company"), a wholly owned subsidiary of IDX II, LLC (the "Parent") is a limited liability company and was formed under the laws of the State of Delaware on January 10, 2014. On June 4, 2015, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was formed for the purpose of providing broker dealer services including making inter-dealer markets in over-the-counter corporate securities, selling corporate debt securities, research and/or soft dollar activities, and operating an alternative trading system ("ATS") and has not yet commenced operations.

2. Summary of Significant Accounting Policies

Basis of presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations

All of the Company's cash is on deposit with a single financial institution.

Income taxes

The Company is a single member limited liability company and has elected to be taxed as a corporation for federal income tax reporting purposes. The Parent is also a single member entity that has elected to be taxed as a corporation.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

The Company has a deferred tax asset of approximately $49,000 relating to federal, state and local net operating loss carryforwards. Management has determined that a full valuation allowance for the entire deferred tax asset is appropriate.

3. Transactions with related parties

The Parent paid certain expenses on behalf of the Company and formalized the amounts in the form of a non-interest bearing note. The note matures on May 1, 2020.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2015, the Company had net capital of $339,743 which exceeded the required net capital by $332,128. The ratio of aggregate indebtedness to net capital, at December 31, 2015 was .18 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. In accordance with the FINRA membership agreement, the Company, is designated to operate under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. IDX has not commenced operations and accordingly does not handle cash or securities on behalf of customers.

5. Commitments

The Company leases office space, including furniture and fixtures, on a month to month basis. The agreement can be terminated with 30 day notification.

The Company also has a security deposit of $1,125 which is included in other assets in the accompanying Statement of Financial Condition.

6. Subsequent events

The Company has evaluated subsequent events through the date the financial statements were available to be issued.

IDX Markets LLC

(a wholly owned subsidiary of IDX II, LLC)

Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2015